UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Eaton Vance Michigan Municipal Income Trust

(Name of Issuer)

Auction Rate Preferred

(Title of Class of Securities)

27826D

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center, 100 N. Tryon Street,  CHARLOTTE,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.15%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
96.15%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the ownership of auction rate preferred shares ("ARPS") of Eaton Vance Michigan Municipal Income Trust (the "Issuer" or the "Company"). This Statement is being filed by the Reporting Persons (as defined below) as a result of the tender of the Issuer's ARPS by holders, other than the Reporting Persons, that caused the Reporting Persons ownership to increase.

The Issuer’s principal executive offices are located at:
Two International Place
Boston, MA 02110

All series of ARPS issued by the Issuer that vote together as a single class are treated as one class. As closed-end funds that issue auction rate preferred securities do not provide publicly the amount of such securities outstanding, we established the amount of such securities outstanding by canvassing the issuers and the managers of the various auctions for such securities.

Item 2.	Identity and Background

(a)
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Bank of America Corporation ("BAC")

ii. Blue Ridge Investments, L.L.C. ("BlueRidge")

This Statement relates to the ARPS that are held for the accounts of BlueRidge.

(b)
The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BlueRidge is:

214 North Tryon Street
Charlotte, North Carolina 28255

(c)
BAC, through its wholly-owned subsidiaries, BANA, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Blue Ridge, is engaged in providing a diverse range of financial services and products. Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, Merrill Lynch and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities. BAC’s efforts to work with issuers continue and may include working with the Issuer in the future.

(d)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	BAC – Delaware Blue Ridge – Delaware

Item 3.	Source and Amount of Funds or Other Consideration

No funds of the Reporting Persons were used in the tender of the ARPS.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4.	Purpose of Transaction

On February 26, 2016, the Reporting Persons percentage ownership of the Issuer's shares increased as a result of shares tendered by other holders of the Issuer's shares.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

(a)	See Item 4 above

(b)	See Item 4 above

(c)	See Item 4 above

(d)	See Item 4 above

(e)	See Item 4 above

(f)	See Item 4 above

(g)	See Item 4 above

(h)	See Item 4 above

(i)	See Item 4 above

(j)	See Item 4 above

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	On February 26, 2016, other holders of the Issuer's shares tendered their shares to the Issuer.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ARPS Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit Description of Exhibit 99.1 Joint Filing Agreement 99.2 Limited Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

March 07, 2016	By:	/s/ Sarah Turner
Attorney-in-fact

Blue Ridge Investments, L.L.C.

March 07, 2016	By:	/s/ Michael Jeter
Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)